Exhibit 21.1

FCStone Group, Inc.

A Delaware Corporation

Subsidiaries	Jurisdiction of Incorporation
FCC Futures, Inc.	Iowa
FCC Investments, Inc.	Iowa
FCStone, LLC	Iowa
FCStone Advisory, Inc.	Iowa
FCStone Carbon, LLC	Iowa
FCStone do Brazil	Brazil
FCStone Financial, Inc.	Iowa
FCStone Forex, LLC	Iowa
FCStone Information, LLC	Iowa
FCStone International, LLC	Iowa
FCStone Investments, Inc.	Iowa
FCStone Trading, LLC	Iowa
FCStone Merchant Services, LLC	Delaware
Westown Commodities, LLC	Iowa